UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In October 2005 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity
		Same type of Shares	Total
Common Shares	152,684,560	61.7342	31.0147
Non-Voting Shares	11,450,811	4.6743	2.3259
Closing Balance
Type of Securities/Derivatives	Quantity	% of particpation
		Same type of Shares	Total
Common Shares	152,684,560	61.7342	31.0147
Non-Voting Shares	11,450,811	4.6743	2.3259

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In October 2005 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	2,341,948	0.9469	0.4757
Non-Voting Shares	2,411,708	0.9844	0.4898
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	2,341,948	0.9469	0.4757
Non-Voting Shares	2,411,708	0.9844	0.4898

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4	0.0448	0.0448
Non-Voting Shares	0	0.0000	0.0000
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	4	0.0448	0.0448
Non-Voting Shares	0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In October 2005 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	144,578	0.0584	0.0293
Non-Voting Shares	382,997	0.1563	0.0777
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M	buy	5/out	100	105.00	R$ 10,500.00
Common Shares		buy	10/out	57	104.19	R$ 5,938.83
Common Shares		buy	10/out	500	103.52	R$ 51,760.00
Common Shares		buy	10/out	400	104.50	R$ 41,800.00
Common Shares		Total		1,057		R$ 109,998.83
Non-Voting Shares		buy	10/out	1,772	112.50	R$ 199,350.00
Non-Voting Shares		buy	20/out	9,000	106.00	R$ 954,000.00
Non-Voting Shares		buy	20/out	1,000	105.50	R$ 105,500.00
Non-Voting Shares		buy	20/out	1,000	106.20	R$ 106,200.00
Non-Voting Shares		buy	20/out	500	105.80	R$ 52,900.00
Non-Voting Shares		buy	20/out	500	105.29	R$ 52,645.00
Non-Voting Shares		Total		13,772		R$ 1,470,595.00
Non-Voting Shares		sell	5/out	269	111.00	R$ 29,859.00
Non-Voting Shares		sell	5/out	2	111.02	R$ 222.04
Non-Voting Shares		sell	5/out	100	113.00	R$ 11,300.00
Non-Voting Shares		sell	5/out	1,000	112.40	R$ 112,400.00
Non-Voting Shares		sell	5/out	100	112.56	R$ 11,256.00
Non-Voting Shares		sell	5/out	400	112.59	R$ 45,036.00
Non-Voting Shares		sell	5/out	200	111.90	R$ 22,380.00
Non-Voting Shares		sell	5/out	700	111.91	R$ 78,337.00
Non-Voting Shares		sell	5/out	1,000	112.20	R$ 112,200.00
Non-Voting Shares		sell	5/out	1,000	112.00	R$ 112,000.00
Non-Voting Shares		sell	5/out	1,000	111.85	R$ 111,850.00
Non-Voting Shares		sell	5/out	1,000	111.99	R$ 111,990.00
Non-Voting Shares		sell	5/out	700	111.70	R$ 78,190.00
Non-Voting Shares		Total		7,471		R$ 837,020.04
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	145,635	0.0588	0.0295
Non-Voting Shares	389,298	0.1589	0.0790

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In October 2005 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	(X) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,376	0.0005	0.0002
Non-Voting Shares	14,797	0.0060	0.0030
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Spinelli S.A. C.V.M.C	buy	11/out	2,000	115.00	R$ 230,000.00
Non-Voting Shares		Total		2,000		R$ 230,000.00
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	1,376	0.0005	0.0002
Non-Voting Shares	16,797	0.0068	0.0034

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In October 2005 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(X) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	6	0.0000	0.0000
Non-Voting Shares	768	0.0003	0.0001
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	6	0.0000	0.0000
Non-Voting Shares	768	0.0003	0.0001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14 , 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.